Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

CASH DIVIDEND PAYMENT
The shareholders of Grupo Financiero Galicia S.A. (the “Company”) are hereby notified that, on September 4, 2023, the board of directors of the Company, in accordance with what was decided at the Company’s shareholders’ meeting held on April 25, 2023, has agreed to pay cash dividends on September 11, 2023 (or such other date as required by the applicable law of the jurisdictions in which the shares are listed) in the amount of Ps. 12,500,000,000.00, or Ps. 8.47634572415972 per share, with a face value of Ps. 1.00 being equivalent to 847,6346% of the Company´s capital stock according to the Company’s financial statements of the fiscal year ended December 31, 2022.
The Company will deduct from this payment of such cash dividends any amount paid by the Company for the Personal Asset Tax, pursuant to terms set by the unnumbered article incorporated below article 25 of Law 23,966, - incorporated by Law No. 25,585 (and subsequent amendments) - for the fiscal year 2022 and any remaining amounts for prior periods in its capacity as responsible substitute for the shareholders affected by the referred tax.
The payment of such dividends is not subject to the withholding tax set by articles 74, 97 and 193 of the Argentine Income Tax Law (in line to Decree 824/2019 and its subsequent amendments).
The payment of such dividends will be made through Caja de Valores S.A., which is located at 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, during the hours between 10:00 am to 3:00 pm (Bs. As. Time). Such payments will be made in compliance with Section 95 of the Argentine listing rules.
Holders of American Depositary Receipts (“ADRs”) will be paid through the Bank of New York Mellon, which acts as the depositary with respect to such ADRs. Payments will be done on the date that is determined by regulatory rules in place for the conversion of the portion of said dividend into foreign currency and the applicable rules of the jurisdiction in which such ADRs are listed.
Autonomous City of Buenos Aires, September 4, 2023.

A. Enrique Pedemonte
Authorized Representative

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com